Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

Floating Rate Notes due 2021

Floating Rate Notes due 2021

Issuer:	Ford Motor Credit Company LLC

Trade Date:	March 20, 2018

Settlement Date:	March 23, 2018 (T+3)

Stated Maturity:	April 5, 2021

Principal Amount:	$550,000,000 (for an aggregate outstanding principal amount of $800,000,000, together with the $250,000,000 principal amount of the Floating Rate Notes due 2021 originally issued on March 5, 2018)

Price to Public:	100.000% plus accrued interest from the Settlement Date

Underwriting Discount:	0.250%

Net Proceeds (Before Expenses) to Issuer:	$548,625,000 (99.750%)

Accrued Interest Payable to Issuer:	$779,506.75 accrued from and including March 5, 2018 to but excluding anticipated date of settlement, March 23, 2018

Interest Rate Basis:	Three-Month USD LIBOR

LIBOR Currency:	US dollars

Spread:	+81 basis points

Index Maturity:	Three months

Interest Rate Calculation:	Three-month USD LIBOR determined on the Interest Determination Date plus the Spread

Initial Interest Rate:	2.834570%

Interest Reset Dates:	Quarterly on April 5, July 5, October 5 and January 5 of each year prior to the Maturity Date, commencing July 5, 2018

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date

Interest Payment Dates:	Interest will be paid quarterly on April 5, July 5, October 5 and January 5 of each year, commencing July 5, 2018 and ending on the Maturity Date

Interest Payment Date Convention:	Modified Following, Adjusted

Day Count Convention:	Actual/360

Denominations:	Minimum denominations of $200,000 with increments of $1,000 thereafter

Book-Running Manager:	Goldman Sachs & Co. LLC

CUSIP/ISIN:	345397YY3 / US345397YY36

It is expected that delivery of the Notes will be made against payment therefor on or about March 23, 2018, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526.